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                          November 17, 2022

       David M. Epstein, Ph.D.
       Chief Executive Officer
       Black Diamond Therapeutics, Inc.
       One Main Street, 14th Floor
       Cambridge, MA 02142

                                                        Re: Black Diamond
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 14,
2022
                                                            File No. 333-268341

       Dear David M. Epstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert E. Puopolo, Esq.